FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
November 8, 2018
Item 3. News Release
A press release announcing the change referred to in this report was issued on November 8, 2018. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
On November 8, 2018, Sierra Wireless reports third quarter 2018 results.
Item 5. Full Description of Material Change

Sierra Wireless Reports Third Quarter 2018 Results

Revenue increases 17.9% year-over-year to $203.4 million in the third quarter of 2018

All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

Revenue for the third quarter of 2018 was $203.4 million, an increase of 17.9%, compared to $172.6 million in the third quarter of 2017.  Product revenue was $179.4 million, up 11.1% year-over-year, and Services and Other revenue was $24.0 million, up 117.8% compared to the third quarter of 2017. Quarterly revenue for the three business segments was as follows: (i) Revenue from OEM Solutions was $148.3 million in the third quarter of 2018, up 7.6% compared to $137.9 million in the third quarter of 2017; (ii) Revenue from Enterprise Solutions was $32.1 million in the third quarter of 2018, up 22.0% compared to $26.3 million in the third quarter of 2017; and (iii) Revenue from IoT Services was $23.0 million in the third quarter of 2018, up 172.8%, compared to $8.4 million in the third quarter of 2017 driven by the contribution from Numerex and organic subscriber growth.

GAAP RESULTS

•	Gross margin was $67.3 million, or 33.1% of revenue, in the third quarter of 2018 compared to $57.3 million, or 33.2% of revenue, in the third quarter of 2017.

•
Operating expenses were $66.4 million and earnings from operations was $0.9 million in the third quarter of 2018 compared to operating expenses of $56.9 million and earnings from operations of $0.4 million in the third quarter of 2017.

•	Net loss was $1.0 million, or $0.03 per diluted share, in the third quarter of 2018 compared to net earnings of $1.4 million, or $0.04 per diluted share, in the third quarter of 2017.

NON-GAAP RESULTS(1)

•	Gross margin was 33.1% in the third quarter of 2018 compared to 33.3% in the third quarter of 2017.

•
Operating expenses were $56.5 million and earnings from operations were $10.9 million in the third quarter of 2018 compared to operating expenses of $47.9 million and earnings from operations of $9.5 million in the third quarter of 2017.

•	Net earnings were $10.5 million, or $0.29 per diluted share, in the third quarter of 2018 compared to net earnings of $7.7 million, or $0.24 per diluted share, in the third quarter of 2017.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $16.0 million in the third quarter of 2018 compared to $13.2 million in the third quarter of 2017.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash and cash equivalents at the end of the third quarter of 2018 were $67.5 million, representing a decrease of $5.9 million, compared to the end of the second quarter of 2018. The decrease in cash was primarily due to capital expenditures and repurchase of common shares under our Normal Course Issuer Bid, partly offset by cash provided by operating activities.

Chief Operating Officer Appointment
Jason Krause has been appointed Chief Operating Officer of the company.  In his new role, Jason will be responsible for all aspects of Sierra Wireless product and services, including: product portfolio strategy; product management; R&D; supply chain; quality; and global MNVO network and service operations. Prior to his new position, Jason was Senior Vice President and General Manager of the Enterprise Solutions business unit, and before that, he was Senior Vice President of Marketing, Strategy, and Corporate Development. Before joining Sierra Wireless in 2007, Jason worked at the Boston Consulting Group and held marketing and engineering roles at Altera Corporation. He has an MBA from the Rotman School of Management at the University of Toronto and a BASc in Electronics Engineering from Simon Fraser University.

Accounting Standard Adoption
We adopted the new accounting standard for revenue recognition (ASC 606) effective January 1, 2018. Our third quarter 2018 financial results reflect the adoption of this new standard and prior periods have been adjusted accordingly.

Financial Guidance
For the fourth quarter of 2018, we expect revenue to be in the range of $200 million to $208 million and non-GAAP net earnings per share to be in the range of $0.22 to $0.30. Included in this guidance range for the fourth quarter is an estimated negative impact of approximately $0.03 on earnings per share related to U.S. tariffs on goods imported from China.

This non-GAAP guidance reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Non-GAAP Financial Measures
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations includes allocation of realized gains or losses on forward contracts and excludes the impact of stock-based compensation expense and related social taxes, acquisition-related amortization, acquisition-related and integration costs, restructuring costs, impairment and certain other nonrecurring costs or recoveries.

Non-GAAP income tax expense includes certain tax adjustments and taxes on acquisition-related amortization, acquisition-related and integration costs, restructuring costs, other non-recurring costs and foreign exchange.

In addition to the above, Non-GAAP net earnings (loss) and non-GAAP net earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this material change report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the fourth quarter of 2018 and our fiscal year 2018, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance; the Company’s liquidity and capital resources; the Company’s financial and operating objectives and strategies to achieve them; general economic conditions; expectations regarding the acquisition of Numerex; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company’s estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•
Typically include words and phrases about the future such as "outlook", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of sales;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate the business, operations and workforce of Numerex and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

•	our ability to integrate other acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established competitors or from those with greater resources;

•	risks related to the acquisition and ongoing integration of Numerex;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with other acquisitions or divestitures;

•	the loss of, or significant demand fluctuations from, any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•
failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;

•	risks related to the transmission, use and disclosure of user data and personal information;

•	our financial results being subject to fluctuation;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on mobile network operators to promote and offer acceptable wireless data services;

•	difficult or uncertain global economic conditions;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks inherent in foreign jurisdictions; and

•	risks related to tariffs or other trade restrictions.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017 As adjusted (1)	2018	2017 As adjusted (1)
Revenue
Product	$179,390	$161,523	$521,127	$476,093
Services and other	24,036	11,037	71,080	31,101
	203,426	172,560	592,207	507,194
Cost of sales
Product	124,528	110,131	359,656	319,891
Services and other	11,631	5,135	33,875	14,878
	136,159	115,266	393,531	334,769
Gross margin	67,267	57,294	198,676	172,425
Expenses
Sales and marketing	21,743	17,975	66,234	54,699
Research and development	22,621	21,044	71,477	60,825
Administration	14,998	10,560	47,066	31,525
Restructuring	227	199	4,770	831
Acquisition-related and integration	570	2,077	3,349	3,403
Impairment	—	—	—	3,668
Amortization	6,255	5,049	19,858	14,435
	66,414	56,904	212,754	169,386
Earnings (loss) from operations	853	390	(14,078)	3,039
Foreign exchange gain (loss)	(159)	1,667	(3,092)	6,283
Other income (loss)	7	32	70	29
Earnings (loss) before income taxes	701	2,089	(17,100)	9,351
Income tax expense	1,738	735	3,684	1,319
Net earnings (loss)	$(1,037)	$1,354	$(20,784)	$8,032
Other comprehensive earnings (loss):
Foreign currency translation adjustments, net of taxes of $nil	322	3,822	(6,919)	11,862
Comprehensive earnings (loss)	$(715)	$5,176	$(27,703)	$19,894

Net earnings (loss) per share (in dollars)
Basic	$(0.03)	$0.04	$(0.58)	$0.25
Diluted	(0.03)	0.04	(0.58)	0.25
Weighted average number of shares outstanding (in thousands)
Basic	36,085	32,200	36,007	32,093
Diluted	36,085	32,735	36,007	32,665
(1) Three and nine months ended September 30, 2017 have been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2018	December 31, 2017 As adjusted (1)
Assets
Current assets
Cash and cash equivalents	$67,460	$65,003
Restricted cash	221	221
Accounts receivable, net of allowance for doubtful accounts of $2,656 (December 31, 2017 - $1,827)	173,285	173,054
Inventories	51,430	53,143
Prepaids and other	12,205	8,221
	304,601	299,642
Property and equipment	42,451	42,977
Intangible assets	91,743	108,599
Goodwill	213,663	218,516
Deferred income taxes	9,018	12,197
Other assets	12,824	12,713
	$674,300	$694,644

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$173,739	$175,367
Deferred revenue	6,248	7,275
	179,987	182,642
Long-term obligations	40,771	36,637
Deferred income taxes	6,866	7,845
	227,624	227,124
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 36,047,933 shares (December 31, 2017 - 35,861,510 shares)	432,211	427,748
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 42,066 shares (December 31, 2017 – 222,639 shares)	(754)	(3,216)
Additional paid-in capital	29,083	27,962
Retained earnings (deficit)	(4,469)	17,502
Accumulated other comprehensive loss	(9,395)	(2,476)
	446,676	467,520
	$674,300	$694,644
(1) December 31, 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017 As adjusted (1)	2018	2017 As adjusted (1)
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(1,037)	$1,354	$(20,784)	$8,032
Items not requiring (providing) cash
Amortization	9,483	7,548	29,842	21,739
Stock-based compensation	3,266	2,769	10,317	7,472
Deferred income taxes	1,378	(11)	2,460	(1,268)
Impairment	—	—	—	3,668
Unrealized foreign exchange loss (gain)	653	(2,202)	4,978	(8,046)
Other	(348)	(43)	221	(225)
Changes in non-cash working capital
Accounts receivable	(5,070)	(12,751)	(6,762)	(23)
Inventories	2,114	9,047	1,325	(14,193)
Prepaids and other	1,396	(367)	(4,322)	(5,192)
Accounts payable and accrued liabilities	(9,401)	(17,039)	9,025	(24,869)
Deferred revenue	193	(349)	(1,496)	(1,561)
Cash flows provided by (used in) operating activities	2,627	(12,044)	24,804	(14,466)
Investing activities
Additions to property and equipment	(4,789)	(2,939)	(13,788)	(10,879)
Additions to intangible assets	(307)	(288)	(1,793)	(1,385)
Proceeds from sale of property and equipment	14	—	76	27
Acquisition of GNSS business	—	—	—	(3,145)
Cash flows used in investing activities	(5,082)	(3,227)	(15,505)	(15,382)
Financing activities
Issuance of common shares	1,257	363	2,535	5,285
Repurchase of common shares for cancellation	(3,120)	—	(3,120)	(2,779)
Purchase of treasury shares for RSU distribution	(1,085)	—	(1,085)	—
Taxes paid related to net settlement of equity awards	(334)	(7)	(1,788)	(1,096)
Payment for contingent consideration	—	(161)	(130)	(1,397)
Decrease in other long-term obligations	(68)	(106)	(511)	(340)
Cash flows provided by (used in) financing activities	(3,350)	89	(4,099)	(327)
Effect of foreign exchange rate changes on cash and cash equivalents	(146)	376	(2,743)	1,609
Cash, cash equivalents and restricted cash, increase (decrease) in the period	(5,951)	(14,806)	2,457	(28,566)
Cash, cash equivalents and restricted cash, beginning of period	73,632	89,012	65,224	102,772
Cash, cash equivalents and restricted cash, end of period	$67,681	$74,206	$67,681	$74,206
(1) Three and nine months ended September 30, 2017 have been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2018			2017 (1)
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$67,267	$69,309	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
Stock-based compensation and related social taxes	57	57	307	461	122	123	108	108
Realized gains (losses) on hedge contracts	(11)	—	(6)	23	11	12	—	—
Gross margin - Non-GAAP	$67,313	$69,366	$62,401	$234,723	$61,947	$57,429	$59,744	$55,603

Earnings (loss) from operations - GAAP	$853	$(5,055)	$(9,876)	$100	$(2,939)	$390	$3,994	$(1,345)
Stock-based compensation and related social taxes	3,473	3,950	2,840	10,374	2,869	2,780	2,577	2,148
Acquisition-related and integration	570	1,014	1,765	8,195	4,792	2,077	875	451
Restructuring	227	952	3,591	1,076	245	199	259	373
Other nonrecurring costs	1,583	5,141	—	318	—	—	42	276
Realized gains (losses) on hedge contracts	(201)	(14)	(51)	419	209	210	—	—
Impairment	—	—	—	3,668	—	—	—	3,668
Acquisition-related amortization	4,354	4,426	5,534	15,486	4,306	3,845	3,694	3,641
Earnings from operations - Non-GAAP	$10,859	$10,414	$3,803	$39,636	$9,482	$9,501	$11,441	$9,212

Net earnings (loss) - GAAP	$(1,037)	$(11,384)	$(8,363)	$4,518	$(3,514)	$1,354	$6,770	$(92)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring costs (recoveries)	5,853	11,057	8,196	23,631	7,906	5,056	3,753	6,916
Amortization	9,483	9,651	10,708	30,503	8,764	7,548	7,194	6,997
Interest and other, net	(7)	(8)	(55)	(67)	(38)	(32)	12	(9)
Foreign exchange loss (gain)	(42)	4,034	(1,166)	(7,131)	(1,058)	(1,457)	(3,517)	(1,099)
Income tax expense (recovery)	1,738	2,289	(343)	3,199	1,880	735	729	(145)
Adjusted EBITDA	15,988	15,639	8,977	54,653	13,940	13,204	14,941	12,568
Amortization (exclude acquisition-related amortization)	(5,129)	(5,225)	(5,174)	(15,017)	(4,458)	(3,703)	(3,500)	(3,356)
Interest and other, net	7	8	55	67	38	32	(12)	9
Income tax expense - Non-GAAP	(352)	(769)	(564)	(5,184)	(312)	(1,816)	(1,615)	(1,441)
Net earnings - Non-GAAP	$10,514	$9,653	$3,294	$34,519	$9,208	$7,717	$9,814	$7,780

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$(0.03)	$(0.32)	$(0.23)	$0.14	$(0.11)	$0.04	$0.21	$—
Non-GAAP - (in dollars per share)	$0.29	$0.27	$0.09	$1.05	$0.28	$0.24	$0.30	$0.24

(1) 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2018			2017 (1)
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$148,356	$150,939	$135,211	$554,537	$139,795	$137,850	$144,467	$132,425
Gross margin
- GAAP	$40,503	$45,857	$38,924	$170,307	$41,453	$40,680	$46,262	$41,912
- Non-GAAP	$40,536	$45,900	$39,142	$170,694	$41,554	$40,787	$46,352	$42,001
Gross margin %
- GAAP	27.3%	30.4%	28.8%	30.7%	29.7%	29.5%	32.0%	31.6%
- Non-GAAP	27.3%	30.4%	28.9%	30.8%	29.7%	29.6%	32.1%	31.7%

Enterprise Solutions
Revenue	$32,068	$28,402	$29,200	$101,535	$31,879	$26,277	$21,661	$21,718
Gross margin
- GAAP	$17,318	$14,184	$14,028	$48,521	$15,129	$12,631	$10,276	$10,485
- Non-GAAP	$17,325	$14,192	$14,075	$48,593	$15,152	$12,652	$10,289	$10,500
Gross margin %
- GAAP	54.0%	49.9%	48.0%	47.8%	47.5%	48.1%	47.4%	48.3%
- Non-GAAP	54.0%	50.0%	48.2%	47.9%	47.5%	48.1%	47.5%	48.3%

IoT Services
Revenue	$23,002	$22,562	$22,467	$34,655	$11,859	$8,433	$7,288	$7,075
Gross margin
- GAAP	$9,446	$9,268	$9,148	$15,411	$5,232	$3,983	$3,098	$3,098
- Non-GAAP	$9,452	$9,274	$9,184	$15,436	$5,241	$3,990	$3,103	$3,102
Gross margin %
- GAAP	41.1%	41.1%	40.7%	44.5%	44.1%	47.2%	42.5%	43.8%
- Non-GAAP	41.1%	41.1%	40.9%	44.5%	44.2%	47.3%	42.6%	43.8%

Total
Revenue	$203,426	$201,903	$186,878	$690,727	$183,533	$172,560	$173,416	$161,218
Gross margin
- GAAP	$67,267	$69,309	$62,100	$234,239	$61,814	$57,294	$59,636	$55,495
- Non-GAAP	$67,313	$69,366	$62,401	$234,723	$61,947	$57,429	$59,744	$55,603
Gross margin %
- GAAP	33.1%	34.3%	33.2%	33.9%	33.7%	33.2%	34.4%	34.4%
- Non-GAAP	33.1%	34.4%	33.4%	34.0%	33.8%	33.3%	34.5%	34.5%

(1) 2017 has been adjusted to reflect the adoption of ASC 606 - Revenue from Contracts with Customers.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
David McLennan, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1185.
Item 9. Date of Report
This material change report is dated as of November 13, 2018.